26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

May 25, 2018

CONFIDENTIAL

Ms. Barbara C. Jacobs, Assistant Director
Mr. Bernard Nolan, Attorney-Adviser
Mr. Stephen Krikorian, Accountant Branch Chief
Ms. Amanda Kim, Staff Accountant
Office of Information Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                                      M17 Entertainment Limited
Registration Statement on Form F-1
CIK No. 0001731946

Dear Ms. Jacobs, Mr. Nolan, Mr. Krikorian and Ms. Kim:

Our client, M17 Entertainment Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, today publicly filed amendment no. 2 to its registration statement on Form F-1 (the “Amended Registration Statement”) as well as certain exhibits hereto via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, the Company is delivering to the staff of the Commission (the “Staff”) via hand delivery five courtesy copies of this letter and the Amended Registration Statement, marked to show changes to the amendment no. 1 to the registration statement that was publicly filed on May 21, 2018 (the “Registration Statement”).

Furthermore, in response to the Staff’s comments contained in the Staff’s letter dated May 25, 2018 on the Company’s Registration Statement, we set forth the Company’s response below. The Staff’s comment is repeated below in bold and is followed by the Company’s response.

PARTNERS:   Pierre-Luc Arsenault3 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Damian C. Jacobs6 | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Li Chien Wong | Wanda T.K. Woo | Judy W.C. Yam | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:   Daniel J. Abercromby6 | Damien Coles6 | Meng Ding3 | Daniel Dusek3 | David M. Irvine6 | Hao-Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel R. Lindsey6 | Daniel A. Margulies6 | Peng Qi3 | Robert P.H. Sandes6 | Wenchen Tang3 | Xiaoyao Yin3 | David Zhang3 | Yue Zhang3

ADMITTED IN:   1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; # non-resident

Beijing  Boston  Chicago  Houston  London  Los Angeles  Munich  New York  Palo Alto  San Francisco  Shanghai  Washington, D.C.

General

1.              Your graphical materials suggest that your market opportunity is significantly larger than what is currently available to you. In this regard, we note that they include estimates of the size of both the video entertainment market and pure-play live interactive video streaming market in Developed Asia in 2022. Please clarify that you only operate in the latter market and provide an estimate of your total addressable market that is based on the current year. Further, in your footnote disclosure, state that the Frost & Sullivan report was commissioned by you.

In response to the Staff’s comment, the Company has added the requested disclosure to the graphical materials.

2.              We note that Dr. Lai and Mr. Yeung have accepted director appointments that will be effective upon the effectiveness of this registration statement. Please file their written consents as exhibits to the registration statement pursuant to Rule 438 of the Securities Act of 1933.

In response to the Staff’s comment, the Company has added the consents of the two independent directors as exhibits 99.3 and 99.4, respectively, and will subsequently file each consent.

*              *              *

If you have any questions regarding the Amended Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell).  Questions pertaining to accounting and auditing matters may be directed to the following partner at PricewaterhouseCoopers, Taiwan: Chien-Yeh Hsu at +886 2729 6666 (work) or +886 988 275052 (cell). PricewaterhouseCoopers, Taiwan is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.              Joseph Jiexian Phua, Chief Executive Officer, M17 Entertainment Limited

Shang Koo, Chief Financial Officer, M17 Entertainment Limited

Ben James, Esq., Partner, Kirkland & Ellis International LLP

Chien-Yeh Hsu, Partner, PricewaterhouseCoopers, Taiwan

Chris Lin, Esq., Simpson Thacher & Bartlett